November 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention:   Christine Torney

Al Pavot

Daniel Crawford

Joe McCann

Re:	Amylyx Pharmaceuticals, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on October 20, 2021
CIK No. 0001658551

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Amylyx Pharmaceuticals, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1, confidentially submitted on October 20, 2021 (“Amendment No. 1”), as set forth in the Staff’s letter dated November 22, 2021 addressed to Joshua B. Cohen and Justin B. Klee, the Company’s Co-Chief Executive Officers (the “Comment Letter”). The Company is concurrently submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1).

U.S. Securities and Exchange Commission

November 23, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on October 20, 2021

Summary, page 1

1.	With reference to the disclosure on page 127, please revise the second paragraph of the Overview to describe briefly the type of “models” that you reference.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 1 and 136 of Amendment No. 2 to briefly describe the types of models referenced.

2.

We note your revised disclosure in response to prior comment 2. Please revise the disclosure on pages 1 and 4 to clarify why you plan in Q4 to submit an NDA to FDA while also commencing the Phase 3 PHOENIX trial. To the extent that it is atypical to submit an NDA in advance of, or in connection with, a Phase 3 trial, the circumstances and material discussions with FDA should be highlighted. With reference to disclosures on pages 21 and 27, also revise to explain that FDA may determine, among other things, to not approve your NDA because it disagrees with your data and rationale, or to require completion of your planned Phase 3 PHOENIX global clinical trial before issuing an approval decision.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 1, 4, 20, 21, 24, 130, and 143 of Amendment No. 2 in response to the Staff’s comment. The Company respectfully advises the Staff that, based on discussions with the U.S. Food and Drug Administration (“FDA”) prior to the Company’s New Drug Application (“NDA”) submission for AMX0035 for the treatment of amyotrophic lateral sclerosis, including at a pre-NDA meeting recommended by the FDA and subsequent discussions, the Company believes the data from its ongoing Phase 3 PHOENIX trial will not be required for the FDA to make a determination on the approval of the NDA. The Company further notes that the FDA sometimes exercises regulatory flexibility, including moving at an accelerated pace, for product candidates that have received orphan drug designation, which AMX0035 has been granted by the FDA under the Orphan Drug Act.

3.

We note your revised disclosure on page 6 in response to prior comment 6. Please revise the Summary to highlight your disclosure on page 33 indicating that there are risks that the Humanitas Mirasole SpA Phase 3 trial could result in a competitive commercialized product. Also, revise the disclosure on page 6 to avoid the implication that you are collaborating with Humanitas Mirasole SpA, or advise.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 6 and 7 of Amendment No. 2.

U.S. Securities and Exchange Commission

November 23, 2021

Pipeline Overview, page 2

4.	We note your revised Pipeline Overview disclosure in response to prior comment 3.

Please revise the Canadian ALS graphic so that Phase 3 is in grey and add “N/A” or something similar to depict visually that such trial is not required.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its Pipeline Overview disclosure on pages 3 and 131 of Amendment No. 2 by adding “N/A” to the Phase 3 column in the Canadian and US trials rows in the pipeline chart.

5.

Please revise to remove the two unidentified neurodegenerative indications that you added to the table. In this regard, it appears premature to highlight these unidentified indications in the Summary, particularly given that the Business section does not contain any discussion regarding these indications or the development work that has been conducted to date.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its Pipeline Overview disclosure on pages 3 and 131 of Amendment No. 2 by deleting the two unidentified neurodegenerative indications from the pipeline chart.

Clinical Development of AMX0035 for Wolfram Syndrome, page 136

6.

Please revise to provide support for your statement that AMX0035 has shown beneficial effects in a variety of models of Wolfram syndrome, including cellular models, patient derived cell lines, and a knockout mouse model.

RESPONSE: The Company respectfully advises the Staff that the Company is contractually prohibited from publishing the results of the knockout mouse model until the publication of an academic paper disclosing the study’s results and accordingly advises the Staff that it has removed the reference to the knockout mouse model on page 136 of Amendment No. 1. In response to the Staff’s comment, the Company has revised the disclosure on page 145 of Amendment No. 2 to provide support for the statement that AMX0035 has shown beneficial effects in cellular models and patient-derived cell line models of Wolfram syndrome by providing synopses of two representative in vitro studies the Company has performed evaluating the potential effects of AMX0035 in the modulation of ER stress and inhibition of cell death in the context of Wolfram syndrome.

Intellectual Property, page 141

7.	We note your responses to prior comments 6 and 16 and reissue in part. Please revise to identify the issued patent having claims that cover the composition of matter of AMX0035.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 150 of Amendment No. 2 to identify the issued patent having claims that cover the composition of matter of AMX0035.

***

U.S. Securities and Exchange Commission

November 23, 2021

If you should have any questions regarding the enclosed matters, please contact me at (212) 813-8816.

Sincerely,

/s/  Benjamin K. Marsh, Esq.

Benjamin K. Marsh, Esq.

Enclosures

cc:	Joshua B. Cohen, Co-Chief Executive Officer, Amylyx Pharmaceuticals, Inc.
Justin B. Klee, Co-Chief Executive Officer, Amylyx Pharmaceuticals, Inc.
James Frates, Chief Financial Officer, Amylyx Pharmaceuticals, Inc.
Mitchell S. Bloom, Esq., Goodwin Procter LLP